ITEM 6. OFFICERS AND DIRECTORS                                                        Exhibit F-1
PART III.

The following pages consist of disclosures made in FirstEnergy Corp.’s 2005 Proxy Statement.

FirstEnergy Corp.

REMUNERATION OF DIRECTORS

A director who is also an employee of the Company receives no additional compensation for serving as a director. Directors who are not FirstEnergy employees receive an annual retainer consisting of $30,000 in cash, which a director may elect to receive in common stock or to defer into either cash or stock, and $45,000 in equity in the form of common stock, which may be deferred; $1,500 for each Board and committee meeting which he/she attends; a fee of up to $1,500 for each day that he/she visits a FirstEnergy office or facility, other than an office or facility at which a meeting of the Board or committee of which he/she is a member is held on such day, or attendance at an industry meeting at the request of the Company in connection with fulfilling his/her responsibilities as a director or member of a committee; and reimbursement for expenses related to attending meetings. In addition, the chair of each committee receives an additional annual retainer of $5,000, except the chair of the Audit Committee who receives an additional retainer of $15,000. The non-executive chairman of the Board receives additional compensation, above that paid to regular Board members, in the amount of $100,000 annually which may be deferred. The non-executive chairman has available for chairman duties the use of an office and administrative support.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows shares of stock beneficially owned as of March 1, 2005, by each director and nominee; the executive officers named in the Summary Executive Compensation Table; and all directors and executive officers as a group. Also listed, as of March 1, 2005, are common stock equivalents credited to executive officers as a result of participation in incentive compensation plans.

		Shares	Deferred Shares
		Beneficially	and Common Stock
Name	Class of Stock	Owned (1)	Equivalents (2)

Paul T. Addison	Common	2,779
Anthony J. Alexander	Common	396,805	101,952
Dr. Carol A. Cartwright	Common	17,693
Mark T. Clark	Common	102,324	20,836
William T. Cottle	Common	2,087
Russell W. Maier	Common	16,332
Richard H. Marsh	Common	78,560	38,234
Ernest J. Novak, Jr.	Common	2,071
Guy L. Pipitone	Common	130,723	17,860
Robert N. Pokelwaldt	Common	10,219
Paul J. Powers	Common	20,562
Catherine A. Rein	Common	15,577
Robert C. Savage	Common	33,538
George M. Smart	Common	13,670
Wes M. Taylor	Common	3,967
Leila L. Vespoli	Common	119,308	31,488
Jesse T. Williams, Sr.	Common	11,274
Dr. Patricia K. Woolf	Common	17,396
All Directors & Executive Officers as a Group	Common	1,707,612	457,551

(1) Shares beneficially owned include (a) any shares with respect to which the person has a direct or indirect pecuniary interest, and (b) shares that the person has the right to acquire beneficial ownership within 60 days of February 28, 2005 (Alexander -314,725 shares; Clark -96,115 shares; - Maier - 5,110 shares; Marsh - 72,825 shares; Pipitone - 88,975 shares; Savage - 18,790 shares; Vespoli - 110,950 shares; and all directors and executive officers as a group - 1,339,223 shares). The percentage of shares beneficially owned by any director or nominee, or by all directors and executive officers as a group, does not exceed one percent of the class owned.

(2) Common stock equivalents represent the cumulative number of shares deferred under the Executive Deferred Compensation Plan, performance shares, and restricted stock units credited to each executive officer. The value of these shares is measured in part by the market price of the Company’s common stock. Final payments for performance shares may vary due to performance factors, as discussed in the narrative under the Long-Term Incentive Plan Table. In regard to performance restricted stock units, at the end of the restriction period, the actual number of shares issuable may be adjusted upward or downward by 25 percent based on FirstEnergy’s performance against three predetermined metrics. In addition, the common stock equivalents reflected for åAll Directors and Executive Officers as a Groupæ includes discretionary restricted stock units awarded to certain executive officers that will be issuable five years after the date awarded, except for specified provisions if the executive dies, is terminated due to disability, or there is a change in control. Common stock equivalents do not have voting rights or other rights associated with ownership of common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows all persons of whom the Company is aware who may be deemed to be the beneficial owner of more than five percent of common shares of the Company as of December 31, 2004. This information is based on Securities and Exchange Commission Schedule 13G filings.

	Shares	Percent of	Voting Power		Investment Power
Name and Address	Beneficially	Common Shares	Number of Shares		Number of Shares
of Beneficial Owner	Owned	Outstanding	Sole	Shared	Sole	Shares

Capital Research	24,578,580	7.5%	0	0	24,578,580	0
and Management Company
333 S. Hope Street,
Los Angeles, CA 90071

State Street Bank
and Trust Company	22,353,129*	6.8%	10,145,324	12,207,805	0	22,353,129
225 Franklin Street,
Boston, MA 02110

*  State Street disclaims beneficial ownership of these shares.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board (later referred to in this report as the Committee) has responsibility for assisting the Board in establishing and for administering the executive compensation programs of the Company to determine whether these programs are coordinated properly and achieving their intended purposes. The Committee is comprised of the four directors listed at the end of this report, non of whom is an employee of the Company, and each of whom qualifies as a non-employee director for the purpose of Rule 16b-3 under the Securities Exchange Act of 1934 and an outside director for the purpose of Section 162(m) of the Internal Revenue Code. Also, as provided for in the Company’s Corporate Governance Policies, each member qualifies as independent as defined from time to time by regulations of the New York Stock Exchange and the Securities and Exchange Commission.

In 2004, the Committee reviewed its compensation practices surrounding executives and directors; reviewed the Committee charter which reflects the criticality of its role in aligning executive and director pay with shareholders’ interests, to ensure that the current practice of the Committee aligns with the authority and responsibilities outlined in the charter; reviewed its compensation philosophy, which addresses the current business environment; and reviewed all direct compensation, perquisites, retirement benefits and related lump-sum payments for the named executives in the proxy statement.

COMPENSATION PHILOSOPHY

The Committee’s primary objective is to establish and administer programs to attract, retain, and motivate skilled and talented executives, and to align their compensation incentives with Company and business unit performance, business strategies, and growth in shareholder value.

The Company’s compensation philosophy applies to all executives and reflects the following principles:

•
Total Compensation will provide competitive pay that will reflect a pay-for-performance orientation under which executives’rewards are linked strongly to delivering superior short-and long-term results to its key stakeholders, including shareholders, customers and employees. To achieve this goal, a significant portion of an executive’s actual pay will reflect corporate, business unit and individual performance as defined by various financial, operational, and personal objectives.

•
The peer group used to define competitive levels of compensation will be similarly sized organizations in the energy services industry. In addition, consideration may be given to data from the competitive general industry in circumstances where that is the relevant pool in which we compete for talent.

•
Base salaries generally will be targeted at or near the median competitive levels in the associated peer group. Variations above or below median levels will be used to reflect the relative responsibilities of the position within FirstEnergy to facilitate internal equity. Further, base salaries will reflect the individual qualifications, experience, and sustained performance level of the executive.

•
Incentive opportunities for executives will be targeted at median competitive levels for achievement of planned corporate goals but will allow executives to achieve total compensation at approximately the 75th percentile of the peer group if both corporate and individual performance are superior; however, there will be a significant downside if corporate and/or individual performance is below standard.

•
The proportion of pay at risk will be consistent with competitive data and will increase as an executive’s level of responsibility increases. Incentive opportunities will be designed to align with the long-term interests of shareholders. An appropriate balance of annual, medium-term and longer-term incentives will facilitate the retention of talented executives, reward long-term strategic results and encourage stock ownership;

•
Short-term incentive opportunities will be based on a combination of corporate, business unit and individual goals. As an executive’s level of responsibility increases, a greater percentage of the annual incentive will be based on corporate goals. Corporate goals should reflect the targeted performance objectives for the year and should be heavily weighted toward financial targets;

•
Long-term incentive awards will be based on both the Company’s absolute performance and performance relative to peer companies, as appropriate, and will be largely equity-based to ensure alignment of management and shareholder interests.

•
Consistent with this philosophy, the compensation for the Company’s outside directors generally will be targeted at or near the median competitive levels of similarly sized organizations in the energy services industry.

Base Salary Program

In determining the compensation structure for the CEO, the Company applies the same philosophy that guides the total compensation program for other officers. In particular, the Committee believes that the CEO should have a majority of his total pay at risk. For 2004, over 75% of the CEO’s target total compensation were variable as delivered through short-and long-term incentive opportunities.

Incentive Compensation Plan

Under the Company’s short-term incentive plan, Mr. Alexander has a target opportunity of 100 percent of base salary. The Committee approved five financial and operational short-term incentive objectives for Mr. Alexander in 2004 as well as the relative weightings for each. These objectives related to the achievement of targeted levels of earnings per share; net debt reduction; cash flows; overall safety performance, including nuclear safety as measured by an industry index; and customer service excellence. The financial measures received the heaviest weighting in Mr. Alexander’s target short-term incentive opportunity. Based on the Company’s 2004 performance, Mr. Alexander was awarded a short-term incentive payout of $985,596, which was slightly above the target.

Similar to the approval for other executives, the Committee approved stock option and performance share awards for Mr. Alexander in 2004. Mr. Alexander received a grant of 257,100 options in March 2004. Additional details of the grants for Mr. Alexander (and the other named executive officers) are listed in the Stock Options Granted in 2004 Table. Mr. Alexander also received a target grant of 25,185 performance shares in 2004, with the actual payout, if any, to occur in early 2007 based on the Company’s total shareholder return results relative to an index of peer companies as measured between January 1, 2004, and December 31, 2006. This award will be paid out in accordance with the plan structure as outlined in the narrative under the Long-Term Incentive section of this report. Additional details of the program are described in the narrative under the Long-Term Incentive Plan Table.

In accordance with the long-term incentive plan in effect in 2003, Mr. Alexander received an incentive opportunity of Performance shares with a term of three years from 2002 through 2004. Based on the Company’s level of performance, Mr. Alexander’s payout under the 2002 long-term incentive plan was $296,469.

EXECUTIVE COMPENSATION

The information required with respect to FirstEnergy Corp. is included in the Executive Compensation section of FirstEnergy’s Proxy Statement for the 2005 Annual Meeting of Stockholders. The following table sets forth remuneration paid, as required, to the Chief Executive Officer and the four other most highly compensated executive officers.

RENUMERATION OF EXECUTIVE DIRECTORS

SUMMARY EXECUTIVE COMPENSATION TABLE

					Long-Term Compensation
					Awards		Payouts
						Securities	Long-Term
Name and		Annual Compensation			Restricted	Underlying	Incentive	All Other
Principal Position	Year	Salary	Bonus (4)	Other (1)	Stock (2)	Options	Plan (3) (4)	Compensation (5)

Anthony J.Alexander(6)	2004	$991,730	$985,596	$52,545	$0	257,100	$296,469	$44,495
President and Chief	2003	$702,519	$0	$34,805	$0	160,900	$371,670	$45,115
Executive Officer	2002	$648,523	$124,769	$12,571	$274,425	120,000	$664,455	$39,921

Richard H. Marsh	2004	$423,557	$230,536	$6,769	$0	51,300	$118,333	$51,936
Senior Vice President	2003	$375,556	$0	$13,267	$0	47,500	$176,991	$53,590
and Chief Financial	2002	$357,129	$127,064	$13,731	$36,590	35,000	$316,421	$43,725
Officer

Leila L. Vespoli	2004	$402,788	$187,734	$13,264	$0	48,800	$103,374	$38,644
Senior Vice President	2003	$352,173	$0	$13,998	$0	45,000	$151,739	$40,627
and General Counsel	2002	$319,264	$145,226	$16,893	$109,770	35,000	$146,724	$34,238

Guy L.Pipitone	2004	$367,884	$388,510	$8,605	$1,452,500	34,500	$95,837	$41,980
President,FirstEnergy	2003	$331,616	$0	$3,701	$0	41,900	$151,739	$44,349
Solutions Corp.	2002	$311,169	$70,274	$5,915	$0	35,000	$271,320	$39,467

Mark T. Clark	2004	$376,730	$213,118	$4,159	$0	20,300	$43,737	$35,121
Senior Vice President	2003	$260,854	$0	$1,047	$0	17,700	$66,748	$28,667
Company	2002	$241,162	$81,974	$0	$0	12,000	$119,462	$28,519

 (1)  For 2004, Other Annual Compensation includes perquisites and reimbursement for income tax obligations on certain perquisites. Prior to 2004, Other Annual Compensation did not include perquisites since they did not exceed the lesser of either $50,000 or 10 percent of the total of annual salary and bonus reported for any named executive officer. Perquisites include country club dues, financial planning services, travel expenses and imputed income on group life insurance. Of the total amount in 2004 for Mr. Alexander, $40,060 was for travel expenses.

(2)  Reflects the dollar value of any restricted common stock award on the date of the award, determined by multiplying the number of shares awarded by the closing market price of the Company’s common stock on the award date. At December 31, 2004 the total number of all restricted stock holdings and values determined by multiplying the total number of restricted shares by the closing market price of the Company’s common stock on December 31, 2004 were as follows: Alexander —13,439 shares ($530,991) Marsh -1,125 shares ($44,458); Vespoli — 3,376 shares ($133,376); Pipitone - 35,331 shares (1,395,941); Clark - 0 shares ($0). Dividends on restricted shares are reinvested into additional shares, which also are restricted. Restricted shares cannot be sold by the executive during the restricted period, and these shares can be forfeited if the executive leaves the Company prior to the end of the restricted period.

(3)  Represent payouts of long-term incentive opportunities under the Executive Incentive Compensation Plan.

(4)  Amounts shown in the Bonus and Long-Term Incentive Plan (later referred to as the LTIP) Payouts columns include bonus and LTIP payouts deferred under the Executive Deferred Compensation Plan (later referred to as the EDCP). Under the terms of the EDCP, an executive may defer all or a portion of his/her bonus and/or long-term incentive payment into common stock equivalents in a Stock Account at the then current FirstEnergy stock price. As an incentive to executives to increase their ownership in the Company, any amounts deferred into the Stock Account are increased by 20 percent. During the three-year period following deferral, dividend equivalents are credited to the Stock Account and are converted to additional common stock equivalents. At the end of the three-year period, the common stock equivalents are valued based on the then current FirstEnergy common stock price, and the Stock Account is paid out as stock unless the executive has elected to defer the proceeds further into a Retirement Stock Account within the EDCP. If the executive resigns or is terminated for cause during the three-year period following deferral, the 20 percent incentive amount and any appreciation on it are forfeited.

The 20 percent incentive amounts for reported 2004 Bonus or LTIP Payout deferred into Stock Accounts in 2005, which are included in the Bonus and LTIP columns above, were as follows: Alexander-$-0; Marsh-$21,773; Vespoli-$0;Pipitone-$9,583; Clark-$7,698. The 20 percent incentive amounts for reported 2003 and 2002 Bonus or LTIP Payout deferred into Stock Accounts, which are included in the Bonus and LTIP columns above, were as follows: Alexander-2003-$0, 2002-$0; Marsh-2003-$0,2002-$33,388; Vespoli-2003-$18,208, 2002-$8,360; Pipitone-2003-$0, 2002-$0; Clark-2003-$12,147, 2002-$0.

(5)  For 2004, this amount is comprised of (1) matching Company common stock contributions under the tax-qualified Savings Plan: Alexander-$7,226; Marsh-$3,051; Vespoli-$7,226; Pipitone-$7,226; Clark-$5,764; (2) above market interest earned under the Executive Deferred Compensation Plan: Alexander-$36,620; Marsh-$48,530; Vespoli-$31,250; Pipitone-$34,413; Clark-$22,729;and(3) income or premiums associated with the Executive Supplemental Life Plan: Alexander-$649; Marsh-$355; Vespoli-$168; Pipitone-$341; Clark-$6,628.

(6)  Mr. Alexander was named Acting Chief Executive Officer on December 22, 2003, due to the medical leave of absence of the prior Chief Executive Officer, H.Peter Burg. Mr. Burg passed away on January 13, 2004. On January 20, 2004, Mr. Alexander was elected President and Chief Executive Officer. In 2004 Mr. Burg’s beneficiary received $385,575 under our Executive Deferred Compensation Plan and $152,102 of other compensation consisting of a tax gross up of $69,041 and $90,286 of Mr. Burg’s salary that was earned but unpaid at the time of his death. This amount was offset by $7,225 of deferred salary.

LONG-TERM INCENTIVE PLAN TABLE - AWARDS IN 2004

		Performance or
		Other Period	Estimated Future Payouts Under
	Number of	Until	Non-Stock Price Based Plan
	Performance	Maturation	Below
Name	Shares	or Payout	Threshold	Threshold	Target	Maximum

A. J. Alexander	25,184	3 years	$0	$443,250	$886,500	$1,329,750
R. H. Marsh	5,894	3 years	$0	$103,750	$207,500	$311,250
L. L. Vespoli	5,610	3 years	$0	$98,750	$197,500	$296,250
G. L. Pipitone	3,806	3 years	$0	$67,000	$134,000	$201,000
M. T. Clark	2,514	3 years	$0	$44,250	$88,500	$132,750

Each executive’s target long-term award was converted into the number of performance shares shown above, calculated using the average of the high and low stock prices of the common stock on the last trading day in 2003. These shares were placed into an account in the executive’s name for a three-year period that will end on December 31, 2006. During this three-year performance period, an amount equal to the dividend for a share of common stock will be credited to this account for each performance share in the account on the date that the common stock dividends are paid. These dividend equivalents will be converted into additional performance shares based on the closing price of FirstEnergy common stock on that day. At the end of the three-year performance period, the executive’s account will be valued based on the average of the high and low prices on the last trading day in 2006.

The final account value may be adjusted upward or downward based upon the total shareholder return of FirstEnergy common stock relative to an energy services company index during this three-year period. If the total shareholder return ranking is below the 40th percentile, no long-term award will be paid. If the total shareholder return ranking is at or above the 86th percentile, the award payout will be 150 percent of the account value. Award payouts for a ranking between the 40th and 86th percentile will be interpolated between 50 and 150 percent.

The final value of an executive’s account, if any, will be paid to the executive in cash early in the year 2007. Executives also may elect to defer the receipt of any Long-Term Incentive Program award in accordance with the provisions of the Executive Deferred Compensation Plan. If an executive retires, dies, separates due to disability, or separates for a reason that the executive qualifies for and elects severance prior to the end of the three-year period, the value of the account will be decreased based on the number of months worked during the period. However, an executive must work at least twelve months during the three-year period to be eligible for an award payout.

STOCK OPTIONS GRANTED IN 2004

	Individual Grants
	Number of	% of Total
	Securities	Options				Grant
	Underlying	Granted to	Exercise			Date
	Options	Employees in	or Base	Expiration	Date	Present
Name	Granted	Fiscal Year	Price	Date	Exercisable	Value (1)

A. J. Alexander	257,100	7.78%	$38.76	3/01/14	3/01/05(2)	$1,726,144
R. H. Marsh	51,300	1.55%	$38.76	3/01/14	3/01/05(2)	$344,423
L. L. Vespoli	48,800	1.48%	$38.76	3/01/14	3/01/05(2)	$327,638
G. L. Pipitone	34,500	1.04%	$38.76	3/01/14	3/01/05(2)	$231,630
M. T. Clark	20,300	0.61%	$38.76	3/01/14	3/01/05(2)	$136,292

			Annual		Option	Black-
	Dividend	Risk-Free	Turnover	Price	Term	Scholes
(1) Grant Date	Yield	Rate	Rate	Volatility	(in Years)	Value
3/01/04	3.88%	1.98%	0.57%	26.2583%	7.60	$6.7139

(2)	Vests in 25 percent increments annually on March 1 starting on March 1, 2005.

AGGREGATED STOCK OPTIONS EXERCISED IN 2004
AND STOCK OPTION VALUES AT DECEMBER 31, 2004

				Value of
			Number of Securities	Unexercised
			Underlying Unexercised	In-the-Money
	Shares		Options at	Options at
	Acquired	Value	December 31, 2004	December 31, 2004
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

A. J. Alexander	75,292	$1,227,465	$180,225/557,775	$1,638,605/$2,880,240
R. H. Marsh	46,399	$717,196	$39,375/144,425	$322,525/$876,550
L. L. Vespoli	0	$0	$49,750/140,050	$550,980/$856,300
G. L. Pipitone	20,000	$388,200	$61,125/123,425	$553,524/$822,790
M. T. Clark	0	$0	$33,615/54,575	$441,427/$325,830

SEVERANCE AGREEMENTS AND OTHER CONTRACTS

      The Company has in place separate severance agreements with Anthony J. Alexander, Richard H. Marsh, Leila L. Vespoli, Guy L. Pipitone, and Mark T. Clark. In each case, the agreements provide for the payment of severance benefits if the individual’s employment with FirstEnergy or its subsidiaries is terminated under specified circumstances within three years after a change in control of FirstEnergy. A change in control includes the acquisition of the beneficial ownership of 50 percent or more of the outstanding shares of common stock or other voting stock of the Company, a change in the majority of the members of the Board of Directors, or a reorganization, merger, or dissolution of the Company. The agreements are intended to ensure that the individuals are free from personal distractions in the context of a potential change in control, when the Board needs the objective assessment and advice of these executives to determine whether an offer is in the best interests of the Company and its shareholders. The severance benefits are only triggered when the individual is terminated without cause or resigns for good reason. Resigning for good reason is defined as a material change of control, inconsistent with the individual’s previous job duties or compensation. The agreements have initial three-year terms.

       In 2003, the Compensation Committee retained an outside consultant to review the current provisions of the severance agreements. As a result of the consultant’s findings, the Compensation Committee chose not to extend the current agreements, and to instead provide agreements with more conservative terms that are better aligned with competitive practice. The Company therefore executed a new agreement with Mr. Alexander on March 5, 2004, effective immediately. In December 2003, the Company executed new agreements with Mr. Marsh and Ms. Vespoli with an effective date of January 1, 2006. These new agreements with Mr. Alexander, Mr. Marsh and Ms Vespoli provide the following benefits:

•	The individual’s base salary and accrued benefits through the date of termination, including a pro-rata portion of the annual and all deferred long-term incentive awards earned;

•	2.99 times the sum of the individual’s base salary plus the average of his/her annual incentive compensation awards over the past three years;

•
In regard to retirement plans, (a) three years will be added to the executive’s age and service at termination, (b) pension benefits will be calculated with the enhanced age and service, and (c) benefits will be paid out no earlier than an adjusted age 55;

•	With regard to health care and life insurance, each executive will receive the benefits on the same terms as an active employee for three years;

•	Payment of legal fees and expenses as well as any excise taxes resulting from the agreement.

Additionally, in the case of Mr. Alexander, he is eligible for the specified severance benefits if he resigns, for any reason during a 90-day window period commencing 18 months following a change in control.

Because the agreements executed in December 2003 for Mr. Marsh and Ms. Vespoli do not become effective until January 1, 2006, they remain covered under the agreements that were previously in place for each of them through December 31, 2005. The benefits provided under those agreements differ from the benefits described above in the following areas: a)in regards to retirement benefits, benefits as follows: if the individual is less than age 55 at termination, the benefit is calculated as if he or she were age 55, offset by compensation earned from subsequent employers until age 55, at which time it then will be offset by pension benefits and, at age 62, further offset by Social Security payments; if the individual is between 55 and 62 at termination, the benefit is calculated in accordance with the SERP and will be offset by Social Security payments beginning at age 62; if the individual is age 62 or more at termination, the benefit is calculated in accordance with the SERP as described below under åExecutive Retirement Planæ; and, b)in regard to group health and life insurance, continuation of the benefit as if the individual had retired at the greater of his or her current age or age 55, and the greater of his or her current years of service or actual years of service at age 55.

On February 15, 2005, in response to a shareholder proposal at the 2004 Annual Meeting that received the affirmative vote of approximately 64 percent of the votes cast, the Board adopted a new policy with respect to severance agreements. The Board’s policy requires that any future severance agreement offered to any Company employee limit the multiplier of base salary and target short-term incentive compensation to 2.99 times. The Board’s policy also requires that such severance agreements with designated Section 16 officers only contain such other terms, conditions and provisions as may be recommended by the Compensation Committee and approved by the independent directors of the Board and at the discretion of such independent directors, approved by the shareholders. The Board’s policy also requires that the Compensation Committee retain an independent third-party consultant to periodically review the prevailing competitive practices concerning severance agreements triggered by a change in control and report on such review to the Board.

In accordance with this policy, the Compensation Committee executed agreements with Mr. Clark and Mr. Pipitone on March 7, 2005, effective immediately. Severance benefits are limited to 2.99 times and 2.00 times respectively, base salary and target short-term incentive compensation. In addition, the compensation Committee recommended, and the Board approved, the following additional terms. With respect to Mr. Clark’s retirement benefits (a) three years will be added to his age and service at termination, (b) pension benefits will be calculated with the enhanced age and service, and (c) benefits will be paid out no earlier than an adjusted age of 55. With regard to health care, he will receive health care benefits on the same terms as an active employee for three years. Lastly, with regard to life insurance, he will receive life insurance benefits on the same terms as an active employee for three years. Mr. Pipitone’s agreement provides that, in regard to retirement plans,(a) two years will be added to the executive’s age and service at termination, (b) pension benefits will be calculated with the enhanced age and service, and (c) benefits will be paid out no earlier than an adjusted age of 55. In regard to health care, he will receive health care benefits on the same terms as an active employee for two years. Lastly, in regard to life insurance, he will receive life insurance benefits on the same terms as an active employee for two years.

Under all of the above severance agreements, the executive would be prohibited for two years from working for or with competing entities after receiving severance benefits from this change in control agreement.

EXECUTIVE RETIREMENT PLAN

The FirstEnergy Supplemental Executive Retirement Plan (later referred to as the SERP)is limited to eligible executives. At normal retirement, eligible senior executives who participated in the SERP prior to 1999 and have five or more years of service with the Company or its subsidiaries, or eligible senior executives who began participation in the SERP in 1999 or later and have ten or more years of service, are provided a retirement benefit from the SERP. This benefit is equal to the greater of 65 percent of the executive’s highest annual salary, or 55 percent of the average of the executive’s highest three consecutive years of salary plus annual incentive awards paid after January 1, 1996, and paid prior to retirement. The SERP benefit is reduced by the executive’s pensions under tax-qualified pension plans of the Company or other employers, any supplemental pension under the Company’s Executive Deferred Compensation Plan, and Social Security benefits. In some cases, the executive’s tax-qualified pension and supplemental pension may exceed the SERP benefit. Subject to exceptions that might be made in specific cases, senior executives retiring prior to age 65, or with less than five years of service, or both, may receive a similar but reduced benefit. The SERP also provides for disability and surviving spouse benefits. As of the end of 2004, the estimated annual single life annuity retirement benefits of the executive officers listed in the Summary Executive Compensation Table at age 65 from FirstEnergy were: Alexander-$614,714; Marsh-$255,399; Vespoli-$252,375, Pipitone-$243,825; and Clark-$215,760. Our former Chief Executive Officer, H.Peter Burg, passed away on January 13, 2004. In 2004, Mr. Burg’s beneficiary received an annual retirement benefit of $511,550.

Remuneration of JCP&L Nonemployee Directors

JCP&L is the only FirstEnergy subsidiary with nonemployee directors. Nonemployee directors receive a monthly retainer of $1,250 and a fee of $1,000 for each Board meeting attended. There is no beneficial ownership of equity securities by JCP&L nonemployee directors.